July 10, 2009

Mail Stop 3561

Richard L. Yates
Senior Vice President, Corporate Controller and Acting Chief Financial Officer
Textron Inc.
40 Westminster Street
Providence, RI 02903

RE: Textron Inc.
File No. 001-05480
Form 10-K: For the Fiscal Year Ended January 3, 2009

Dear Mr. Yates:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Lyn Shenk
          Branch Chief